Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,
CONSOLIDATED	2010	2009	2008	2007	2006
Earnings:
Add:
Pretax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income (loss) from equity investees	$416	$(93)	$1,156	$830	$417
Fixed charges	833	682	771	703	580
Amortization of capitalized interest	2	1	—	—	—
Distributed income of equity investees	21	29	70	61	46
Less:
Interest capitalized	—	8	3	—	—
Noncontrolling interest in pretax income of subsidiaries that have not incurred fixed charges	(18)	(33)	(1)	15	16

Earnings	$1,290	$644	$1,995	$1,579	$1,027

Fixed Charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$830	$671	$765	$701	$578
Interest capitalized	—	8	3	—	—
Estimate of the interest component of rental expense	3	3	3	2	2

Fixed charges	$833	$682	$771	$703	$580

Ratio of earnings to fixed charges (1)	1.5	— (2)	2.6	2.2	1.8

(1)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as the sum of (i) pretax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income (loss) from equity investees, (ii) fixed charges, (iii) amortization of capitalized interest, (iv) distributed income of equity investees and (v) the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less (x) interest capitalized, (y) preference security dividend requirements of consolidated subsidiaries and (z) noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges. Fixed charges means the sum of (i) interest expense, including amortization of premiums, discounts and capitalized expenses related to indebtedness, (ii) interest capitalized, (iii) an estimate of the interest component of rental expense and (iv) preference security dividend requirements of consolidated subsidiaries.
(2)	The dollar amount of the deficiency in earnings available to cover fixed charges for the fiscal year ended December 31, 2009 was $38 million.